[Translation]

Exhibit 99.1

September 28, 2018

To whom it may concern

1-3, Taihei 4-chome, Sumida-ku, Tokyo

Pepper Food Service Co., Ltd.

Kunio Ichinose, Representative Director CEO

(Code#:3053) TSE 1st Section

NASDAQ (Ticker Symbol: KPFS)

Contact: Hiroto Saruyama, Director General Manager of General Affairs Department

Telephone: 03 (3829) 3210

Notice of ADR Listing at NASDAQ Market in the United States

As disclosed in the Notice of Filing for ADR Listing at NASDAQ Market in the United States, dated September 5, 2018, in the evening of September 4, 2018 (Japan Standard Time), we filed with the U.S. Securities and Exchange Commission (“SEC”), on Form F-20 and on Form F-6, a registration statement for the registration of our ordinary shares and American Depositary Receipts1 (“ADRs”). In conjunction with these filings, we have applied to The NASDAQ Global Market (“NASDAQ”) for the listing and trading of the ADRs. Accordingly, the ADRs have been listed on NASDAQ on September 27, 2018 (U.S. Eastern Standard Time). Our ticker symbol is “KFPS”.

In addition, this notice does not constitute an offer to sell, or the solicitation of an offer to purchase, the ADRs or our ordinary shares.

In connection with the proposed listing of the ADRs, we have no plan to issue new shares (and, therefore, there should be no dilution of the shareholding ratio of our existing shareholders), and we have no plan to offer securities in Japan.

End

[1]

is a Japanese translation of “American Depositary Receipts,” and it means a substitute security issued by a depositary bank to which shares in a foreign company are deposited for the purpose of circulating these shares and backed by these shares. The depositary bank in this case would be The Bank of New York Mellon.